Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

BBX Capital Corporation

of

Up to 6,486,486 Shares of its Class A Common Stock
at a Purchase Price of $9.25 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, APRIL 17, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

March 20, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by BBX Capital Corporation, a Florida corporation (the “Company), to act as Information Agent in connection with its offer to purchase for cash up to 6,486,486 shares of its Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (the “Shares”), at a price of $9.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated March 20, 2018 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase, dated March 20, 2018;

2.	Letter of Transmittal for your use in accepting the Offer and tendering Shares of, and for the information of, your clients;

3.	A form of letter that may be sent to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining your clients' instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer in the event you are unable to deliver the Share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

5.	Return envelope addressed to Computershare Trust Company, N.A., as the Depositary.

Certain conditions to the Offer are described in Section 6 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, April 17, 2018, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price for the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for the Shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay, or cause to be paid, any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 6 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed materials may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.